Exhibit 99.1

CBL International Reports 1H 2025 Results Highlighting Strong Biofuel Growth, Reduced Net Loss, and Improved Gross Profit Margin

Demonstrating Remarkable Resilience Amid a Challenging Macroeconomic Environment

Kuala Lumpur, September 4, 2025 — CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), the listing vehicle of the Banle Group (“Banle” or “the Group”), a leading marine fuel logistics company in the Asia-Pacific region, has announced its unaudited financial results for the six months ended June 30, 2025 on September 2, 2025.

1H 2025 Financial and Operational Highlights

●	Revenue of $265.17 million, reflecting resilient performance in a volatile macro environment.

●	Sales volume increased by 9.8%, driven by network expansion, new customer acquisitions, and expansion toward the non-container liner and biofuel segments.

●	Gross profit margin increased to 1.02% in 1H2025, reflecting the Company’s strategic approach to maintaining profitability while growing market share in a competitive environment.

●	Net loss narrowed by 38.8% year-on-year to $992,000, demonstrating improved cost control and operating efficiency.

●	Biofuel sales surged 154.7%, driven by accelerating adoption of sustainable marine fuels under IMO 2023 and EU FuelEU Maritime regulations.

●	Global network expanded to 65 ports, strengthening CBL’s role as a global one-stop marine fuel logistics platform.

●	Cash balance of $5.43 million and $50 million committed banking facilities provide strong financial flexibility to support growth and shareholder value.

Financial Performance Overview

The Company reported consolidated revenue of $265.17 million for the six months ended June 30, 2025, representing a 4.4% decrease from $277.23 million in the same period of 2024. The decrease was mainly attributable to the decrease in the marine fuel price which was partially offset by the increase in the sales volume. The increase in sales volume was mainly driven by network expansion, new customer acquisitions, and expansion toward the non-container liner and biofuel segments. Furthermore, the Group’s network demonstrated the Group’s resilience to geopolitical impacts on the marine industry.

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Gross profit remained stable at $2.71 million with an increase in sales volume to cope with the challenging competition in the market, while gross profit margin increased from 0.98% in 1H2024 to 1.02% in 1H2025. This margin expansion reflects the Company’s strategic approach to maintaining profitability while growing market share in a competitive environment.

The Company reported a net loss of $992,000 for the six months ended June 30, 2025, representing a significant 38.8% improvement compared to a net loss of $1.62 million in the same period of 2024, primarily driven by disciplined cost management and operational efficiency initiatives that reduced operating expenses by 17% to $3.42 million from $4.12 million in 1H 2024.

Cash and cash equivalents stood at $5.43 million as of June 30, 2025, supported by improved working capital management and expanded banking facilities of $50.0 million, providing enhanced financial flexibility for growth initiatives.

Strategic Expansion and Operational Excellence

CBL’s operational expansion continued to be a key growth driver, with the Company’s global service network reaching 65 ports by June 30, 2025, strategically positioned across Asia Pacific, Europe, Africa, and Central America. This expansion enabled CBL to effectively navigate geopolitical disruptions, particularly in the Red Sea region and the Middle East, along with the changes in global trade patterns due to the impact of U.S. tariffs policy, by capturing increased demand along alternative intra-Asia and Euro-Asia trade routes.

Customer diversification reached a significant milestone, with non-container liner sales accounting for 36.9% of revenue, while sales concentration among the top five customers declined to 60.4% from 66.7% in 1H 2024. The Company continues to service nine of the world’s top 12 container shipping lines, which contributed nearly 60% of global container fleet capacity.

Additionally, biofuel sales demand was fueled by stricter environmental regulations, including IMO’s Carbon Intensity Indicator and the EU’s FuelEU Maritime, and surged 154.7% year-on-year in 1H2025, with volumes up 189.5%, reinforcing CBL’s forerunning position in sustainable marine fuels. The Company stayed ahead of this trend with the successful rollout of its B24 biofuel in China, Hong Kong, and Malaysia, followed by a 2025 launch in Singapore. The B24 blend, comprising 76% conventional fuel and 24% UCOME, delivers a 20% reduction in greenhouse gas emissions compared to traditional marine fuels.

Stricter Environmental Regulations and Industry Reshaping

Despite the unpredictability of U.S. trade policy, oil prices, and geopolitical risks, CBL remains cautiously optimistic about the outlook as further uncertainties could impact our results of operations for a particular period. Regarding the ongoing instability in the Red Sea, where vessels were rerouted via the Cape of Good Hope, CBL targeted the increased demand from rerouted vessels, ensuring that our strategic supply chain could meet these demands, allowing us to maintain the stability of our offerings and capitalize on the opportunities created by these disruptions.

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The adoption of biofuels and other sustainable marine fuels is accelerating as stricter environmental regulations reshape the shipping industry. Consultant agency Exactitude Consultancy is projecting a 50.4% CAGR for the green marine fuel market from 2023 to 2030, as demand for biofuels is expected to climb sharply. Leveraging its early move into sustainable fuels, CBL is expanding its biofuel supply chain and exploring LNG and methanol, positioning itself to capture growth while helping customers meet tightening decarbonization targets across Asia Pacific, Europe, and other key markets.

Management Commentary and Future Outlook

Dr. Teck Lim Chia, Chairman and CEO of CBL International Limited, stated, “Our first half results highlight significant strategic progress. Despite a challenging macro backdrop, we successfully expanded our global network, accelerated our biofuel transition with triple-digit growth, and narrowed our net loss by nearly 40%. These achievements underscore our resilience, operational discipline, and confidence in long-term growth.

As regulations tighten and customer demand for sustainable marine fuels accelerates, CBL is uniquely positioned as an early mover with the ISCC certifications and supply partnerships to lead the market transition. We remain focused on executing our strategy to deliver profitable growth and long-term shareholder value.”

Outlook

Looking ahead, CBL expects to:

●	Further scale its biofuel supply chain and explore LNG and methanol, leveraging regulatory support and customer adoption.
●	Continue expanding port coverage to enhance global connectivity.
●	Maintain disciplined cost management and capitalize on financial flexibility to invest in sustainable fuels and potential shareholder return initiatives.

Webcast Details

CBL International Limited (Nasdaq: BANL) cordially invites you to participate in a webcast to discuss its financial results for the six months ended June 30, 2025.

Event:	2025 Interim Results Webcast

Date and Time:	10:00 pm – 11:00 pm US EST on September 15, 2025 (Monday)
10:00 am – 11:00 am MST/HKT on September 16, 2025 (Tuesday)

Access:	The webinar can be accessed live through the website provided below. Webcast Link: https://webcast.roadshowchina.cn/k8WDrn

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About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistics company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with a one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in 65 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam. The Group actively promotes the use of sustainable fuels and has been awarded the ISCC EU and ISCC Plus certifications.

For more information about our Company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

Strategic Financial Relations Limited

Shelly Cheng	Tel: (852) 2864 4857
Iris Au Yeung	Tel: (852) 2114 4913
Email:	sprg_cbl@sprg.com.hk

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